FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2003

Commission File Number 000-30716

AUTONOMY CORPORATION PLC

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel:  44 (0)1223 448 000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒       Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐  No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

On each of 1 April 2003, 9 April 2003, 10 April 2003, 11 April 2003, 24 April 2003, and 28 April 2003, the Company issued a release through the London Stock Exchange’s Registered News Service in accordance with the Listing Rules of the United Kingdom Listing Authority, announcing details of purchases by the Company of its own shares for cancellation.  Copies of the releases are attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibits

99.1                           Releases issued on each of 1 April 2003, 9 April 2003, 10 April 2003, 11 April 2003, 24 April 2003, and 28 April 2003, announcing details of purchases by the Company of its own shares for cancellation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUTONOMY CORPORATION PLC

Date: May 2, 2003	By:	/s/ Andrew M. Kanter
Andrew M. Kanter
Chief Operating Officer

AUTONOMY CORPORATION PLC

INDEX TO EXHIBITS

Exhibit Number	Description
99.1

Releases issued on each of 1 April 2003, 9 April 2003, 10 April 2003, 11 April 2003, 24 April 2003, and 28 April 2003, announcing details of purchases by the Company of its own shares for cancellation.